December 22, 2025

Hadley Marshall
Chief Financial Officer
Brookfield Asset Management Ltd.
Brookfield Place 250 Vesey Street, 15th Floor
New York, NY 10281-0221

       Re: Brookfield Asset Management Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41563
Dear Hadley Marshall:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Kathy Sarpash